**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM 10-D**

**ASSET-BACKED ISSUER**
**Distribution Report Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

For the monthly distribution period from June 1, 2006 to June 30, 2006

Commission File Number of issuing entity: 333-131213-11

**RALI Series 2006-QA5 Trust**
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-131213

**Residential Accredit Loans, Inc.**
(Exact name of depositor as specified in its charter)

**Residential Funding Corporation**
(Exact name of sponsor as specified in its charter)

| New York | None |
|---|---|
| (State or other jurisdiction of incorporation or organization of the issuing entity) | (I.R.S. Employer Identification No.) |

| c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard Minneapolis, Minnesota 55437 | 55437 |
|---|---|
| (Address of principal executive offices of issuing entity) | (Zip Code) |

(952) 857-7000
(Telephone number, including area code)

N/A
(Former name, former address, if changed since last report)

| Title of Class | Registered/reported pursuant to (check one) | | | Name of exchange |
|---|---|---|---|---|
| | Section 12(b) | Section 12(g) | Section 15(d) | (If Section 12(b)) |
| Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QA5, in the classes specified herein | [___] | [___] | [ X ] | _____ |

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  X      No __

<h1 style="text-align:center">PART I – DISTRIBUTION INFORMATION</h1>

**ITEM 1 – Distribution and Pool Performance Information.**

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2006-QA5 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated June 29, 2006, and related Prospectus dated March 3, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QA5 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933. The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class II-A-1, Class II-A-2, Class II-R-1, Class I-M-1, Class I-M-2, Class I-M-3, Class I-M-4, Class I-M-5, Class I-M-6, Class I-M-7, Class I-M-8, Class I-M-9, Class II-M-1, Class II-M-2 and Class II-M-3.

<h1 style="text-align:center">PART II – OTHER INFORMATION</h1>

**ITEM 2 – Legal Proceedings**

Nothing to report.

**ITEM 3 – Sales of Securities and Use of Proceeds.**

Nothing to report.

**ITEM 4 – Defaults Upon Senior Securities.**

Nothing to report.

**ITEM 5 – Submission of Matters to a Vote of Security Holders.**

Nothing to report.

**ITEM 6 – Significant Obligors of Pool Assets.**

Inapplicable.

**ITEM 7 – Significant Enhancement Provider Information.**

Nothing to report.

**ITEM 8 – Other Information.**

Nothing to report.

**ITEM 9 – Exhibits**

      (a)     Documents filed as part of this report.

Exhibit 99.1    July 2006 Monthly Statement to Certificateholders.

      (b)     Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1    Series Supplement, dated as of June 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of March 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Corporation, as master servicer, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 10.1 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on July 14, 2006).

Exhibit 10.2    Assignment and Assumption Agreement, dated as of June 29, 2006, between Residential Funding Corporation and Residential Accredit Loans, Inc. (incorporated by reference to Exhibit 10.2 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on July 14, 2006).

Exhibit 10.3    Swap Agreement, dated as of June 29, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QA5 Trust and Morgan Stanley Capital Services, Inc. (incorporated by reference to Exhibit 10.3 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on July 14, 2006).

Exhibit 10.4    Confirmation, dated as of June 29, 2006, between Deutsche Bank Trust Company Americas, as trustee on behalf of the RALI Series 2006-QA5 Trust and Deutsche Bank Trust Company Americas, as trustee on behalf of the Class A Certificateholders and the Class M Certificateholders (incorporated by reference to Exhibit 10.4 included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on July 14, 2006).

Exhibit 99.1    July 2006 Monthly Statement to Certificateholders

SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  July 25, 2006


                        RALI Series 2006-QA5 Trust
                        (Issuing entity)

                        By:  Residential Funding Corporation, as Master Servicer


                                By:   /s/    Darsi Meyer
                                      Name:  Darsi Meyer
                                      Title:    Managing Director

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS